                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

General Shareholders’ Meeting held

TELECOM ITALIA: FINANCIAL STATEMENTS 2003 APPROVED AND NEW BOARD OF DIRECTORS APPOINTED

Rozzano (Milan), May 6, 2004 – The General Shareholders’ Meeting of Telecom Italia met today in Rozzano, under the Chairmanship of Marco Tronchetti Provera, in both ordinary and extraordinary sessions.

In its ordinary session the Shareholders’ Meeting:

- adopted a Meeting Regulation to regulate in the most effective way Shareholders’ Meetings;

- approved the Financial Statements for 2003 of Telecom Italia S.p.A.;

The Shareholders’ Meeting also resolved to distribute a dividend amounting to €0.1041 per ordinary share and €0.1151 per savings share. The dividend will be paid as of May 27, 2004, ex coupon of May 24, 2004;

- nominated the new Board of Directors, on the basis of a mechanism of competing lists of candidates, as per the Bylaws, fixing the number of its members at 19 and setting the duration of office at three financial years up until the approval of the Financial Statements for 2006.

The Shareholders appointed the following Company Directors:

Paolo Baratta (independent)

Gilberto Benetton

Carlo Orazio Buora

Giovanni Consorte

Francesco Denozza (independent)

Domenico De Sole (independent)

Luigi Fausti (independent)

Guido Ferrarini (independent)

Jean Paul Fitoussi (independent)

Gianni Mion

Massimo Moratti

Marco Onado (independent)

Renato Pagliaro

Pasquale Pistorio (independent)

Carlo Alessandro Puri Negri

Luigi Roth (independent)

Riccardo Ruggiero

John Robert Sotheby Boas

(independent)

Marco Tronchetti Provera

The majority of Board members are therefore independent directors.

In consideration of the new duties and the increased level of responsibility of the control body, the Shareholders raised the remuneration for the Statutory Directors for the second and third years in office.

It likewise appointed Reconta Ernst & Young S.p.A. to carry out the accounting audit for the three-year period of 2004 to 2006.

§

In its extraordinary session, the Shareholders’ Meeting of Telecom Italia approved a series of changes to the Company’s Bylaws to align it with the organic reform of regulations for Joint Stock Companies and Cooperative Societies (the so-called Vietti Law).

§

The Board of Directors, meeting at the end of the Shareholders’ Meeting, confirmed in office as the Chairman of the company Marco Tronchetti Provera, as Vice Chairman Gilberto Benetton and as Managing Directors Carlo Orazio Buora and Riccardo Ruggiero.

Moreover, the Board of Directors set up the Committee of Internal Control and Corporate Governance made up of Directors Guido Ferrarini, Francesco Denozza, Domenico De Sole and Marco Onado (all independent Directors) and the Remuneration Committee made up of Directors Luigi Fausti, Paolo Baratta and Pasquale Pistorio (all independent Directors).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/stampa

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 6th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager